EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (1)

($ amounts in millions)
Years Ended 2011, 2010, 2009, 2008 and 2007

	2011	2010	2009	2008	2007

Income (loss) from continuing operations before income taxes	$32.0	$(34.7)	$(87.1)	$(295.3)	$133.4

Less: Equity in earnings (losses) of limited partnership and other investments	3.6	(3.2)	(15.5)	(10.7)	3.6

Add: Distributed earnings of limited partnership and other investments	11.3	37.9	13.0	10.8	20.5

Income (loss) from continuing operations before income taxes and equity in
undistributed earnings of limited partnership and other investments	$39.7	$6.4	$(58.6)	$(273.8)	$150.3

Fixed Charges:
Interest expense on indebtedness	$31.8	$31.8	$33.1	$36.7	$44.2
Interest expense attributable to rentals	0.4	0.5	0.7	0.7	1.0
Total fixed charges (2	32.2	32.3	33.8	37.4	45.2
Interest credited on policyholder contract balances	116.5	124.2	136.2	152.0	155.6
Total fixed charges, including interest credited to policyholders
	$148.7	$156.5	$170.0	$189.4	$200.8

Income (loss) from continuing operations before income taxes, equity in undistributed earnings of limited partnership and other investments and
fixed charges	$188.4	$162.9	$111.4	$(84.4)	$351.1

Ratio of earnings to fixed charges and preferred stock dividends	1.3	1.0	0.7	—	1.7

Additional earnings required to achieve 1:1 ratio coverage	$—	$—	$58.6	$273.8	$—

SUPPLEMENTAL RATIO (3) — Ratio of earnings to fixed charges and preferred stock dividends exclusive of interest credited on policyholder contract balances:

Income (loss) from continuing operations before income taxes and equity in
undistributed earnings of limited partnership and other investments	$39.7	$6.4	$(58.6)	$(273.8)	$150.3

Fixed Charges:
Total fixed charges, as above	$32.2	$32.3	$33.8	$37.4	$45.2

Income (loss) from continuing operations before income taxes and equity in undistributed earnings of limited partnerships and other investments and
fixed charges	$71.9	$38.7	$(24.8)	$(236.4)	$195.5

Ratio of earnings to fixed charges and preferred stock dividends	2.2	1.2	—	—	4.3

Additional earnings required to achieve 1:1 ratio coverage	$—	$—	$58.6	$273.8	$—

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(1)

We had no dividends on preferred stock for the years 2007 to 2011.

(2)

Total fixed charges consist of interest expense on indebtedness and an interest factor attributable to rentals. The interest factor attributable to rentals consists of one-third of rental charges, which we deem to be representative of the interest factor inherent in rents.

(3)

This ratio is disclosed for the convenience of investors and may be more comparable to the ratios disclosed by other issuers of fixed income securities.